Filed by Medco Health Solutions, Inc. pursuant to Rule 425

under the Securities Act of 1933 and deemed filed pursuant

to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Accredo Health, Incorporated

Subject Company’s Exchange Act File No.: 0-25769

FINAL TRANSCRIPT

Conference Call Transcript

MHS - Medco Announces Agreement to Acquire Specialty Pharmacy Services

Leader Accredo Health

Event Date/Time: Feb 23, 2005 / 8:30AM ET

Event Duration: 50 min

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FINAL TRANSCRIPT

MHS - Medco Announces Agreement to Acquire Specialty Pharmacy Services Leader Accredo Health

CORPORATE PARTICIPANTS

Susan Cramer

Medco Health Solutions, Inc. - Senior Director, IR

Dave Snow

Medco Health Solutions, Inc- Chairman, President, CEO

David Stevens

Accredo Health, Inc. - Chairman, CEO

JoAnn Reed

Medco Health Solutions, Inc - CFO, SVP

Joel Kimbrough

Accredo Health, Inc. - CFO

CONFERENCE CALL PARTICIPANTS

David Veal

Morgan Stanley - Analyst

Tom Gallucci

Merrill Lynch - Analyst

Robert Willoughby

Bane of America Securities - Analyst

Eric Veiel

Wachovia Securities - Analyst

John Ransom

Raymond James - Analyst

Andrew Weinberger

Bear Stearns - Analyst

Larry Marsh

Lehman Brothers - Analyst

Kemp Dolliver

SG Cowen - Analyst

Bryan Long

Chesapeake Partners - Analyst

Gene Lampz

Goldman Sachs- Analyst

Meredith Stable

UBS-Analyst

PRESENTATION

Operator

At this time I would like to welcome everyone to the Medco Health Solutions conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question-and-answer period. (OPERATOR INSTRUCTIONS) I will now turn the call over to Ms. Susan Cramer, Senior Director of Medco Investor Relations.

Susan Cramer - Medco Health Solutions, Inc. - Senior Director IR

Good morning and thank you for joining us today. Joining me are Dave Snow, Medco’s Chairman, President and Chief Executive Officer, JoAnn Reed, Medco’s Chief Financial Officer and David Machlowitz, Medco’s General Counsel. Today we are pleased to be joined by Accredo Health’s Chairman and Chief Executive Officer, David Stevens. Joel Kimbrough, Accredo’s CFO is also joining us from Memphis. Please note that today’s conference call is being webcast, and we do have a visual presentation for those of you following along to help you better understand the strategic and financial rationale behind our announcement. Both the presentation and press release are available on the investor relations page of our website at Medco.com.

Today we will begin with remarks by Dave Snow and David Stevens, followed by a short presentation by Dave and JoAnn, then we will open the call up for Q&A. First, I will review our Safe Harbor statement. The conference call and webcast contain statements that constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits for the proposed transaction, expected synergies, anticipated future financial and operating performance and results. These statements are based on the current expectations of management of both companies; there are a number of risks and uncertainties that could cause actual results to differ materially. For example, the companies may be unable to obtain stockholder regulatory approvals required for the transaction, problems may arise in successfully integrating the business of the two companies, the transaction may involve unexpected costs, the combined company may be unable to achieve cost -cutting synergies, the business may suffer as a result of uncertainties surrounding the transaction and the industry may be subject to a legislative action. Other unknown or unpredictable factors can also have material adverse effects on future results, performance or achievements of the two companies.

The conference call includes certain non-GAAP financial measures defined under SEC rules as required by SEC rules to be posted to

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FINAL TRANSCRIPT

MHS - Medco Announces Agreement to Acquire Specialty Pharmacy Services Leader Accredo Health

this document including supplemental information on the Investor Relations section of our website. Copyrights and content of this discussion and written materials used on the earning call are owned by Medco 2005. Now I would like to turn the call over to Dave Snow.

Dave Snow - Medco Health Solutions, Inc. - Chairman, President, CEO

Thanks, Susan. As you know, this morning before the market opened we announced a definitive agreement to acquire Accredo Health in a transaction that we believe is beneficial to customers, members, employees and shareholders. Through this acquisition we become the leading provider of specialty pharmacy services, one of the most dynamic and rapidly growing sectors of prescription health care, enabling us to better manage drug trend for our clients and at the same time enhancing our top and bottom line growth opportunities.

When Medco became an independent Company 18 months ago, it was the beginning of an important new chapter in the history of the Company that has been one of the foremost innovators in the PBM industry. Since then, we rebuilt our foundation, reorganized with a focus around the client and created innovative products and services that have strengthened Medco’s position as a leader in our industry. On today’s call I would like to take you through the specifics of the transaction, including most importantly the strategic rationale and benefits of the combination. Medco’s CFO JoAnn Reed will address the financials, but first I am pleased to introduce Accredo Health CEO, David Stevens, to elaborate on his perspective on why this transaction is a compelling fit for our two companies.

David Stevens - Accredo Health, Inc. - Chairman, CEO

Thank you, David, and good morning everyone. We are very excited to be here today. A year ago we established a ten-year strategic alliance with Medco and since that time we have developed a very successful working relationship. Today’s announcement is a natural extension of that alliance. Our success over last year speaks to the cultural and business compatibility of our two companies. Together we have been expanding our specialty drug offering by delivering the highest level of service in the marketplace and making available to clients a comprehensive, cost-effective, single-source solution of specialty products. We believe the proposed transaction will benefit both companies and will provide value for our employees and shareholders. And we believe the manufacturers, physicians, payors and the valued patients we serve will realize considerable benefits, too.

Critical to this transaction is buying a culture centered on unwavering commitment to patient care. Both Medco and Accredo are focused on ensuring that through the transition process, we will continue to provide the highest quality of care to our patients. We believe the future of our Company is stronger and brighter than ever, and the combined companies will provide leadership in the specialty pharmacy business for many years to come. I am confident that this combination will ensure long-term success for our patients, business affiliates, employees and shareholders. We very much appreciate your ongoing support. With that I will I will turn it back over to David Snow.

Dave Snow - Medco Health Solutions, Inc. - Chairman, President, CEO

This is a very exciting transaction for both companies. The combination of our specialty pharmacy businesses will enhance service offerings to clients and patients of both companies, but our complementary service and product offerings and past history as highly successful partners are just two of the many compelling factors. Now I would like to walk you through some slides we have prepared for you around the transaction. First, let’s review the basic terms of the definitive agreement. For those following the visual presentation these are outlined on slide 3.

Under these terms Medco will acquire all of the outstanding common stock of Accredo for $43.33 per share to be paid in $22 in cash and 0.49107 shares of Medco common stock. The equity portion of the transaction is expected to be tax-free to Accredo shareholders. The definitive agreement was unanimously approved by the Boards of Directors of each Company, and the transaction is subject to regulatory review and a vote of Accredo shareholders. We anticipate the transaction to close in mid 2005.

Turning now to slide 4, which outlines the market presence of the leading specialty pharmacy companies, you can see that the combination of Accredo and Medco would springboard Medco into the market leadership position was over $4 billion in combined specialty revenues. What is most important about the size of this acquisition is the breadth of the capabilities and product offerings. We now have a broader array of drugs and a full spectrum of services to offer our clients and greater distribution capabilities. In some instances we gain additional economies of scale. Let’s talk about why we’re doing this now.

First, with a near seven-fold growth to almost 30 million lives covered by our specialty program since the beginning of last year it is clear that Medco is experiencing excellent momentum and growth in our specialty pharmacy business. Second, Medco ended 2004 in a strong financial position. We experienced record renewals, won a lot of new business for 2005 and our balance sheet is strong and liquid. Finally, and perhaps most importantly our relationship with Accredo has exceeded our expectations.

Given all these factors, we saw an opportunity to carry out our strategic plan to grow our top line and expand margins with the right partner at the right time. We said time and time again that we were contemplating an acquisition in this space and after our thorough evaluation it was clear that there was no one we would

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FINAL TRANSCRIPT

MHS - Medco Announces Agreement to Acquire Specialty Pharmacy Services Leader Accredo Health

rather work with than Accredo. They are unequivocally the highest quality asset in the space. Accredo has ore of the strongest brands among specialty providers, complementing Medco’s leading brand among PBMs. This combination of two leaders with similar philosophies will make Medco an even more formidable presence in the specialty pharmacy industry and a comprehensive one-stop shop for our PBM clients.

From a strategic perspective at the industry level, you can see on slide 5 the specialty pharmacies provide therapies for chronic life-threatening diseases and the cost of these treatments can reach up to $200,000 per year. The specialty pharmacy industry is growing rapidly at 15 to 20 percent annually, a compelling reason for Medco’s expansion in this business. Analysts have projected that the growth rate within the 22 billion dollar pharmacy specialty industry is almost twice that of the core pharmaceutical market.

The next slide illustrates that in 2004 specialty drug trend in Medco’s book of business grew at 20.4 percent, more than twice the drug trend of 8.5 percent in Medco’s overall book of business, driven primarily by utilization. We believe by combining these two companies we can improve drug trend in the specialty space.

Turning now to slide 7, you can see there are about 100 products currently in the biotechnology pipeline excluding oncology. Market demand for new and better therapies is one of the factors driving the future growth of the specialty pharmacy industry along with accelerating innovation in the area of biotech research. Let’s take a look now at how Accredo fits into the overall specialty pharmacy industry. On slide 8, you can see a breakout of therapeutic mix for Accredo. Founded in 1990, Accredo Health is a recognized leader in specialty pharmacy distribution. Their business model is focused on providing specialty pharmacy services to the biotech manufacturing industry for a narrow niche of drugs that have some unusual characteristics.

The product offering of 21 drugs enables Accredo to provide specialized services to patients and manufacturers including product launch, patient education and reimbursement services. Therapeutic classes include hemophilia, multiple sclerosis, and pulmonary arterial hypertension among others. Accredo has three wholly-owned subsidiaries that have different service models as noted in slide 9. The first subsidiary is Nova Factor based in Memphis, which is a centralized service model where prescriptions are mailed to the patient’s home. Patients are advised by Accredo medical staff to reconstitute these products and to inject or infuse them. Typically without nursing support.

Examples of the drugs administered by Nova Factor include such drugs as Avonex, Cerezyme and Synagis treating such diseases as multiple sclerosis, Gaucher’s Disease and RSV. The second subsidiary, Hemophilia Health Services, has both a centralized and a decentralized model. Focusing on one disease, hemophilia, they ship most of their drugs from Nashville or Pittsburgh supporting patient populations across the United States. Hemophilia Health Services differentiates itself with its service model using a nurse pharmacist team. And then lastly Accredo Therapeutics or ATI is a decentralized model where patients are supported through local inventory, local nursing, local pharmacy from 36 branch pharmacies across the country. Patients (technical difficulty) level of services including hands-on nursing support.

Examples of drugs administered by ATI include Tracleer and Flolan, both treating pulmonary arterial hypertension, Aralast, treating hereditary emphysema and finally, IVIG treating a number of immune disorders. Given Accredo’s well-developed patient, payor and manufacturer relationships, we intend to operate Accredo as an independent business retaining its business model, recognized brands and strong service culture. We are committed to preserving Accredo’s high-touch service model focused on excellence in patient care. The new business will report to Kenny Klepper, Medco’s Executive Vice President and Chief Operating Officer, with David Stevens serving as CEO for the combined specialty business, which will unite Accredo’s strong management team with Medco’s specialty pharmacy leadership built by Dr. Alan Lotvin, who will take on a significantly expanded role in the new business.

As you can see from the map on slide 10 Accredo’s expansive distribution network includes four principal facilities and 36 satellite pharmacies, strategically located throughout the United States. These will be complementary additions to Medco’s existing specialty pharmacy capacity. As many of you are aware, we launched Medco specialty pharmacy operations in the beginning of 2003. Slide 11 shows the growth of Medco specialty pharmacy offering to date. Since the inception of our offering we have signed clients covering nearly 30 million of our members. As part of our offering we signed a ten-year strategic alliance with Accredo in February 2004. Accredo’s offering dovetailed with Medco’s by being the preferred retail and mail-order pharmacy provider to Medco members for a number of extensive and difficult to administer products.

Our complementary strengths outlined in slide 12 make this a good fit for both organizations. Medco’s automated technology, access to payors and plan sponsors, scale and distribution capabilities combined with Accredo’s high-touch service model for select therapies, reimbursement technology, relationships with physicians and certain manufacturers and expertise in specialty will create the leader in the industry providing integrated and comprehensive and cost-effective clinical services to patients who require long-term therapy and support for the treatment of complex chronic diseases.

As noted in slide 13, our complementary service offerings will increase efficiencies and enhance service offerings for both companies and will also offer the opportunity to cross sell product offerings. For our clients it allows us to provide an expanded comprehensive end to end pharmacy service. With the specialty market growing in excess of 20 percent a year and with a growing number of specialty medicines treating more common disease

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FINAL TRANSCRIPT

MHS - Medco Announces Agreement to Acquire Specialty Pharmacy Services Leader Accredo Health

states, Medco clients increasingly recognize that specialty pharmacy is more important than ever in providing a comprehensive and cost-effective pharmacy benefit program.

With the acquisition of Accredo we will be further able to offer our clients integrated traditional pharmacy and specialty pharmacy programs to better leverage our proven management tools that provide a higher level of patient care at lower costs. The combined Medco Accredo specialty pharmacy would provide the most comprehensive list of products and service to clients as can be seen on slide 14. Again, highlighting the important benefits of this acquisition to clients.

Financially, with 40 million in synergies expected in 2006, this transaction excluding onetime costs, is accretive in 2006 and grows from there. The final point I would like to make on the strategic rationale is that this acquisition will provide the infrastructure to further grow Medco’s specialty business, allowing us to move more quickly into additional disease states and also provide the foundation for future business diversification.

Our past experience with Accredo has proven to us that they share Medco’s commitment to quality patient care. Throughout our relationship with Accredo we have considered how best to ensure that we meet or exceed the high expectations of our clients and their members. Together we expect to leverage the strengths of the two leading companies and create an offering that will delight our clients. Together we will present a powerful array of products and services that establish Medco as the one-stop shop for all our clients’ pharmacy benefit services.

Now I will turn the presentation over to Medco’s CFO, JoAnn Reed to provide you more details on the financial aspects of the transaction.

JoAnn Reed - Medco Health Solutions, Inc. - CFO, SVP

Thank you, Dave, and good morning. In addition to the strategic fit and growth opportunities this acquisition offers, there are a number of financial benefits. This is a high-growth and high-margin business. We expect the transaction to be accretive in 2006, excluding onetime merger related expenses, and we expect over $40 million in pretax annual synergies primarily through operational leverage and cross selling opportunities. We expect to fund the cash portion of the transaction through a combination of cash on hand, bank borrowing and our accounts receivable financing facility.

Slide 17 overviews some key financials. Accredo’s revenue and net income for the twelve months ended 12/31/2004 were $1.7 billion and $76.1 million, respectively. And the combined Company will have a very strong balance sheet with conservative capitalization. We expect to have a debt to EBITDA ratio of 1.5 times and a debt to total capitalization ratio of less than 25 percent. We further anticipate utilizing our significant free cash flow to repay our debt.

Now I would like to turn the call back to Dave for some final remarks.

Dave Snow - Medco Health Solutions, Inc. - Chairman, President, CEO

Thanks, JoAnn. In summary, both David Stevens and I believe this acquisition is an across-the-board win that creates value for our employees, our clients, our members and our shareholders. Our first job will be to make sure that we take care of our customers and do the right job for them and to make sure that there is no disruption to them through the transition process. Again we are very excited about this transaction. It is an important milestone for both companies. No doubt you have many questions about today’s announcement, so with that I will ask the operator to open up the call to questions.

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QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) David Veal with Morgan Stanley.

David Veal - Morgan Stanley - Analyst

Good morning, and thank you. I’m just curious, when we look at the Accredo book of businesses it is my understanding that a lot of the contracts there have change of control provisions, I am wondering if that’s still indeed the case and if so, how you anticipate managing those contracts.

David Stevens - Accredo Health, Inc. - Chairman, CEO

This is David Stevens. We have already talked to a number of our manufacturers this morning and quite frankly we’ve had long-term relationships with our manufacturers and we do not anticipate any issues with that transfer of ownership.

David Veal - Morgan Stanley - Analyst

So you’ve had those discussions and you feel pretty optimistic about that then?

David Stevens - Accredo Health, Inc. - Chairman, CEO

We feel very optimistic about it.

David Veal - Morgan Stanley - Analyst

And for Medco, I guess when we signed the ten-year agreement several years ago or last year I guess I felt like the (indiscernible) behind that was that it was either to or more cost-effective I guess to buy this business rather than to build it. I wonder what has changed over the last year, just sort of changed your mind on that.

Dave Snow - Medco Health Solutions, Inc. - Chairman, President, CEO

That is a good question David, a number of things have changed actually. One of them being that we’ve had the year of experience now with Accredo and we understand the locked potential that exists within the companies. And we believe we can unlock that potential by combining our assets. We also have gotten to know the management team, are very impressed with them, are pleased with the cultural match between the two companies. We also are further out from our own spinout where we have our own now financial track record. And we have demonstrated significant success in our specialty business. And we know that with these additional assets the pull through for a vaster product array and the ability to better manage the cost for our clients will be expanded. So we think the timing is right both for Medco, as well as for Accredo relative to their current price. And relative to the drugs that are in the pipeline coming out into the future.

David Veal - Morgan Stanley - Analyst

So is this something that has been sort of pushed through by your clients; have you detected an appetite among them to have a more integrated offering that we didn’t have before?

Dave Snow - Medco Health Solutions, Inc. - Chairman, President, CEO

I think the specialty pharmacy generally is becoming more on the front burner for our clients, simply because the costs are significant and the pipeline is robust. So having the ability to manage all of these drugs, both the ones that exist today as well as the ones that are coming out of the pipeline is very important because drug trend, as I mentioned in my formal comments, is significantly higher in the specialty space than it is in the core drug space. So our job as I have always said is to create solutions for our customers, and we believe that we can unlock better solutions, more effective solutions by bringing the whole force of the two companies under one management team.

David Veal - Morgan Stanley - Analyst

Okay, great. I will hop back in the queue.

Operator

Tom Gallucci, Merrill Lynch.

Tom Gallucci - Merrill Lynch - Analyst

Good morning. Thank you. First I was wondering if you could talk about the synergies a little bit more, what are you looking for in terms of cost savings, specifically in different areas? And how much of that 40 million is revenue or cost -cutting in nature?

JoAnn Reed - Medco Health Solutions, Inc. - CFO, SVP

In terms of the $40 million in synergies we are expecting that to split out about 75 percent of it will be from operating efficiencies, and this is primarily opportunities that we see and further automation of some of the distribution with Accredo, as well as

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FINAL TRANSCRIPT

MHS - Medco Announces Agreement to Acquire Specialty Pharmacy Services Leader Accredo Health

some of the synergies that we would pick up based on our corporate staff. And then we will look for additional synergies as we go through in terms of systems integration. And then the balance, the other 25 percent is really from the cross sell opportunities. We believe we will be able to expand the number of patients within the Accredo population based on our book (of business, as well as take some of the Accredo patients and do further sell in for Medco specifically.

Tom Gallucci - Merrill Lynch - Analyst

And then I think, David, you mentioned that some of the management of Accredo will be staying on; can you talk about (inaudible) long-term agreements in place with any of the senior management or what do you expect there?

Dave Snow - Medco Health Solutions, Inc. - Chairman, President, CEO

Yes, I will let David Stevens also comment if he would like to, but we have put retention agreements in place for a number of the key managers across the Accredo enterprise, including David Stevens, including Joel Kimbrough. So we are very comfortable with the management team. What we are — it is very important to us to preserve their business model for the subset of drugs they manage because they are uniquely different than the typical drugs Medco manages. And we don’t want disruption to that business model, that service model. And we respect the additional knowledge and expertise that the Accredo management team brings to the table. So, we do have agreements with, as I said, with a large number of the key managers within the Accredo organization.

Tom Gallucci - Merrill Lynch - Analyst

Just one other, I guess in the press release it says that the stock portion of the deal could be adjusted based on certain situations. Could you expand on that? Thank you.

Dave Snow - Medco Inc. - Chairman, President, CEO

Sure. We have an asymmetric collar structure around the deal, and I can — it is hard — a picture speaks 1000 words here and I don’t have a picture for you to see. So let me read to you how this works. Under the terms of the definitive agreement each Accredo share outstanding will be exchanged for $22 in cash and 0.49107 shares of Medco common stock, provided that the average Medco common stock price is between 38.69 and 50.91 during the 10-day trading period ending on the second to last trading day prior to the transaction closing.

If the average stock price of Medco during that 10-day period were greater than $50.91, then the exchange ratio would be adjusted to be the quotient of $25 divided by the average Medco stock price during the 10-day trading period. So that Accredo shareholders would receive total per-share consideration of $47.00. If the average stock price of Medco during that period were between $34.00 and $38.69, then the exchange ratio would be adjusted to be the quotient of $19 divided by the average Medco stock price during the 10-day trading period so that Accredo shareholders would receive total per-share consideration of $41. If the average stock price of Medco during that 10-day period were less than $34, then the exchange ratio would be adjusted to 0.55882. I hope you understood that, and we would be happy to actually show you a picture at some point in time to explain how the collar works.

JoAnn Reed - Medco Health Solutions, Inc. - CFO, SVP

And we will be issuing the 8-K prior to the end of the day, so there will be more information in the merger agreement that you will be able to get access to.

Operator

Robert Willoughby, with Bane of America Securities.

Robert Willoughby - Banc of America Securities - Analyst

Good morning. A question I guess for both Davids. I really don’t dispute the strategy; it seems to make sense to us. But it does seem like an expensive way, David Snow, to acquire the economics you really didn’t already have under the 10-year contract. Is it safe to say or to assume that there was potentially another bidder out there for the Accredo asset?

Dave Snow - Medco Health Solutions, Inc. - Chairman, President, CEO

You know, it is something that we at Medco would worry about because as I said earlier, we clearly think that this is the prime asset in the entire specialty pharmacy space. That being said, we also felt the timing was right because of where Medco was in its growth trajectory and where Accredo was in terms of their integration with us. So this is more a timing thing than anything else.

Robert Willoughby - Banc of America Securities - Analyst

David Stevens, was the Medco relationship one that prohibited you from looking at other alternatives, or —?

David Stevens - Accredo Health, Inc. - Chairman, CEO

Certainly didn’t prohibit us. We had no contractual relationship that prohibited us from doing anything in the marketplace. And I

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FINAL TRANSCRIPT

MHS - Medco Announces Agreement to Acquire Specialty Pharmacy Services Leader Accredo Health

think from our shareholders and certainly our Board of Directors that they considered this offer that they had a number of issues to go through, and I think long-term it came down to as a long-term investment whose share would you rather hold? Would it be a combined Medco or would it be an Accredo on an independent basis. And our Directors believed that on a combined basis the Medco share was worth a lot more, and therefore felt like this was the right move for Accredo at this time.

Robert Willoughby - Banc of America Securities - Analyst

That’s great. Thanks.

Operator

Eric Veiel with Wachovia Securities.

Eric Veiel - Wachovia Securities - Analyst

Similar vein, a little different. I guess David Snow, I understand your phrase locked potential that you sort of identified as you got sort of the year into the 10-year agreement, but can you give us a little bit more detail on what some of that locked potential is and put it in the context of Accredo’s still being run essentially as I understand it, as an independent company?

Dave Snow - Medco Health Solutions, Inc. - Chairman, President, CEO

Yes, I mean — and we talked about how we’ve been running during our venture stage, and we’ve always described Accredo as a very labor-intensive, patient-centric model, which also provides services to manufacturers on these very new, very complex drugs coming to market. So Accredo’s deep knowledge of these drugs actually before they come to market, they are working with pharma on them, assessing them, determining which drugs are the right drugs in the portfolio. It is something that is not Medco’s approach to business.

We believe that that is something we would like to have in our portfolio and to the extent Accredo decides drugs are not the right drugs for their business model, to have that detailed knowledge on our side so we can make determinations whether it fits on the Medco side of the business, was very important. We talked earlier about how we created interfaces between our companies such that Accredo could face pharma and the patient and do what they do, yet we manage on the client’s behalf the scripts. So the flow of scripts going to Accredo that they would dispense was controlled through our systems, and that is a model we would continue allowing Accredo to do what they do to build their business. But we again would control the flow of scripts to Accredo, managing on the client’s behalf what they do.

Now unlocked potential includes additional knowledge that we in this joint venture may not share. It also includes additional technology synergies, as you know some of Accredo’s growth has come through acquisitions. They have more than one legacy platform they operate on, as you know Medco has a lot of skills in the technology area. And we think that there are synergies associated with moving them from multiple legacies to single-legacy platform. We have looked at Accredo’s pharmacies and the way they dispense drugs. And we believe that some of our proprietary, patented robotics would fit even in their unique specialty environment, better leveraging efficiencies throughout those pharmacies and actually improving the speed of service.

We also think that some of our approaches in the call center environment would lead to additional economies of scale, and we feel very good that we can really benefit the overall cost structure of Accredo. And also I think together build more exciting solutions relative to our clients’ needs for management of these very expensive drugs in a cost -effective way. So obviously when you have a venture with another company and you jointly create value, you are building value that you don’t own all of. We feel that because of our explosive growth in specialty, we are going to be continue to create value for Accredo, and we would like to own it now as we continue to build this relationship, build the volume of patients and build the business.

So those are the sorts of things that on the surface are unlocked potentials. And I think that the pipeline as it continues to develop and grow will throw more opportunities our way in the future that will create, I think benefits for our clients, as well as our shareholders.

Eric Veiel - Wachovia Securities - Analyst

Great that is helpful detail. JoAnn, a couple of questions for you. As we run the numbers on this can you give us a sense of the assumptions you’re using as it relates to the cost of the debt that you’re going to incur? Some guidance on what you think the amortization might play out at? And as we think about 2005, we are getting to a dilution number of about 10 cents, if you could give us any help on that it would be useful.

JoAnn Reed - Medco, Inc. - CFO, SVP

In terms of the actual debt financing, it is really early on in the process for me to give you an idea of what to use in terms of the cost. But I can tell you that as far as the deal, we are going to use a significant piece of cash on hand, which of course is inexpensive for us. And then we will utilize our asset securitization facility which is also LIBOR plus 60 right now basis points, so that’s inexpensive. And then back the balance (?) will need to go to the banks. So we are in the midst of starting to initiate that process and will be able to give you a little bit more color there as we go further on into the negotiations with our banking relationship.

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FINAL TRANSCRIPT

MHS - Medco Announces Agreement to Acquire Specialty Pharmacy Services Leader Accredo Health

In terms of the amortization, as we get further, closer to closing we will be able to give you a little bit more details as far as the amortization. But I think right now it is too preliminary for us to be able to give you any further details there.

Eric Veiel - Wachovia Securities - Analyst

One follow-up to the earlier question about David and Joel, did you mention the length of time that the management agreements were going to be for the Accredo senior folks?

Dave Snow - Medco Health Solutions, Inc. - Chairman, President, CEO

No, I didn’t. I mean, there is an opportunity to expand relationships, and I think that that’s going to evolve over time, but we are very comfortable that the length of time is significant enough that we can fully define the future opportunities. And honestly what excites both David and Joel on a go forward basis relative to their entrepreneurial skills and their desire to build and grow companies.

Eric Veiel - Wachovia Securities - Analyst

So like at least two years?

Dave Snow - Medco Health Solutions, Inc. - Chairman, President, CEO

I’m hopeful that it would be two years.

Eric Veiel - Wachovia Securities - Analyst

Thank you. I will get back in queue.

JoAnn Reed - Medco Health Solutions, Inc. - CFO, SVP

Let me also just reiterate in terms of Medco and the guidance that I had previously provided to all of you for the Company. We still are reiterating our guidance of 2.33 to 2.42 for 2005, excluding any of the onetime costs related to the merger.

Eric Veiel - Wachovia Securities - Analyst

Okay, so not diluted to ‘05 X costs?

JoAnn Reed - Medco Health Solutions,, Inc. - CFO, SVP

That’s correct.

Operator

John Ransom with Raymond James.

John Ransom - Raymond James -Analyst

Good morning. Obviously took typing too late in life. Do you mind repeating the details of that collar, please? Thank you.

Dave Snow - Medco Health Solutions, Inc. - Chairman, President, CEO

(multiple speakers) oh, the collar, (multiple speakers)

John Ransom - Raymond James - Analyst

Well, I have greater than $50.91, Accredo share owners get $47 a share, (multiple speakers) 34 and 38 is $41 a share.

Dave Snow - Medco Health Solutions, Inc. - Chairman, President, CEO

Yes.

John Ransom - Raymond James -Analyst

And then if below 34, would you repeat that please?

Dave Snow - Medco Health Solutions, Inc. - Chairman, President, CEO

If the average stock price of Medco during that 10-day period were less than $34, then the exchange ratio would be adjusted to 0.55882.

John Ransom - Raymond James -Analyst

Thank you very much.

Operator

Andrew Weinberger with Bear Stearns.

Andrew Weinberger - Bear Stearns - Analyst

A quick question for David Stevens or Joel. You guys apparently have business relationships with Express Scripts and Caremark.

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FINAL TRANSCRIPT

MHS - Medco Announces Agreement to Acquire Specialty Pharmacy Services Leader Accredo Health

Should we assume that those are predominately restricted access drugs that the other two PBMs don’t have access to and shouldn’t expect a material drop-off in those revenues?

David Stevens - Accredo Health, Inc. - Chairman, CEO

I think it’s fair to assume that virtually all of our customers are also competitors in the marketplace, and we have very fine relationships with Caremark and Express, and they typically are around products that have restricted access that they don’t have access to. So we anticipate we will continue to be able to sell those products to them.

Andrew Weinberger - Bear Steams - Analyst

And then a quick follow-up question, on your side of the businesses with regard since you’re going to be, continue to be managed as an independent entity, are you going to continue on with the strategy to I guess open up a fourth arm, or a fourth business unit of Accredo that is going to be focused on services more upstream to the manufacturer or is that put on hold right now?

David Stevens - Accredo Health, Inc. - Chairman, CEO

I think the commitment for Medco is to continue to grow Accredo Health and quite frankly we are very excited about the opportunity to run an entity that will have the resources of Medco but still have the ability to grow in the marketplace. It will also give us not only that fourth leg (indiscernible) but as we’ve talked about, we have historically turned down 85 to 90 percent of products that we see that manufacturers are bringing to us to help them some more, and while they may be great products, sometimes they are not great fits in our niche. So this will give us opportunities to maybe build a 5th and 6th leg that allow a different type of mechanism to support them in the future. So it is reasonable to allow us to expand our ability to serve more manufacturers and therefore more patients and other customers as part of that process.

Andrew Weinberger - Bear Stearns - Analyst

Great. Thank you.

Operator

Larry Marsh with Lehman Brothers.

Larry Marsh - Lehman Brothers -Analyst

Thanks, and maybe an elaboration, David Stevens. What do you define as the biggest opportunity, and maybe your biggest mandate is running the specialty pharmacy operation? Maybe elaborate a little bit on how you’re going to be working with Alan Lotvin and how you’re going to (indiscernible) the reporting structure up to Kenny.

David Stevens - Accredo Health, Inc. - Chairman, CEO

I think Alan Lotvin has done a great job in building the specialty pharmacy pieces at Medco and we have had quite frankly an early success in the last twelve months in working together. And we have I think especially in the last six to eight weeks seen a lot of momentum in the marketplace and potentially even working closer together on bidding of certain services. And through those wins I think we see opportunities to take the best of both organizations and continue to provide unique solutions to the payor and manufacturing markets. So from that standpoint Alan will become an integral portion of our business, and we will expand his responsibilities. And we think we will be able to provide more solutions to the marketplace.

Dave Snow - Medco Health Solutions, Inc. - Chairman, President, CEO

Larry, let me add relative to Alan, he is on Medco’s management committee. He is a very strong asset of our company. We consider him one of our best and brightest future leaders, and he is very important to us. So this is a career growth experience for Alan, and he is taking on significant additional responsibility and Alan is comfortable with his role. And he also has an awful lot of respect for David Stevens, so I think it will be a great collaboration.

Larry Marsh - Lehman Brothers - Analyst

Okay, and just elaboration (inaudible) David Snow, you talked about I guess last week of the 120 drugs that you provide to your clients 14 are coming through Accredo, and you’re treating Accredo really as a retail pharmacy. Are you suggesting now that you would look to substantially expand the bandwidth within the Accredo network or are they still going to be focused on those 14 products that they have best pricing on?

Dave Snow - Medco Health Solutions, Inc. - Chairman, President, CEO

The business model that Accredo has used so successfully where they are extremely selective, as David just outlined, will continue. They are going to be selective in terms of what drugs fit into their high-touch business model. Obviously the other drugs, the full universe of drugs, is always part of the Medco specialty pharmacy portfolio. So they would go into the element of the business that Alan Lotvin will continue to run. So we are going to have a selection process where as David said he has greater flexibility to bucket these products in the way that make the best sense for

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FINAL TRANSCRIPT

MHS - Medco Announces Agreement to Acquire Specialty Pharmacy Services Leader Accredo Health

patients, clients and shareholders. But I am not in any way going to change their core businesses, the three businesses that I outlined in the formal comments because they are successful and I am a strong believer in not fixing something if it is not broken.

Larry Marsh - Lehman Brothers - Analyst

Okay. Just maybe elaboration, David Stevens, I know you announced last year Randy (indiscernible) retirement, would you anticipate all of your management team staying in place here for the next year or two?

David Stevens - Accredo Health, Inc. - Chairman, CEO

We expect our core management team to stay in place for a significant number of years.

Larry Marsh - Lehman Brothers - Analyst

Okay, very good.

Operator

Kemp Dolliver with SG Cowen.

Kemp Dolliver - SG Cowen - Analyst

Thanks, and good morning. First question relates to overlap between Medco’s clients and Accredo’s clients. Can you give us a sense of the degree of overlap on the payor side?

Dave Snow - Medco Inc. - Chairman, President, CEO

Yes, Kemp, when we look at the business there is some overlap as it relates to payors. And when I say payors I am talking about primarily health plan in terms of those types of direct contracts. Where I see tremendous opportunity is direct sales to employers where when you look at Accredo’s over 1000 contracts on the payors side, it is not - employers are not well represented. So that is a channel of distribution and an opportunity that I think has been significantly underleveraged and is a real opportunity.

Kemp Dolliver - SG Cowen - Analyst

That’s great. And just looking at the composition of the synergy estimate for 2006, if we are estimating at roughly 10 million of the synergies come from cross selling, is it correct to think that the cross selling in terms of revenue is probably in the ballpark of $ 100 to $ 125 million in ‘06?

JoAnn Reed - Medco Health Solutions, Inc. - CFO, SVP

I think that is a reasonable estimate in terms of the cross selling revenue.

Dave Snow - Medco Health Solutions, Inc. - Chairman, President, CEO

At this early stage.

Kemp Dolliver - SG Cowen - Analyst

Sure. That’s great. Thank you.

Operator

Bryan Long with Chesapeake Partners.

Bryan Long - Chesapeake Partners - Analyst

Question has been answered, thanks.

Operator

Gene Lampz with Goldman Sachs.

Gene Lampz- Goldman Sachs -Analyst

I was wondering if you can just comment on the bank facilities, the revolver that you currently have, what is available under that that you could borrow in order to finance a part of the transaction?

JoAnn Reed - Medco Health Solutions, Inc. - CFO, SVP

We have $250 million available in our credit facility, but what we are going to do is to go out to the banks and do some refinancing based on the rates that are available right now. We would look to restructure the entire deal.

Gene Lampz - Goldman Sachs - Analyst

Okay, so potentially upsize that?

JoAnn Reed - Medco Health Solutions, Inc. - CFO, SVP

Potentially. We are looking for completely restructuring our bank deal right now. So there will be different components that will be looking at as we go forward and deal with our banking relationship.

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FINAL TRANSCRIPT

MHS - Medco Announces Agreement to Acquire Specialty Pharmacy Services Leader Accredo Health

Gene Lampz - Goldman Sachs - Analyst

Okay, and when you’re talking about the part of this transaction that would be financed with debt, are you specifically talking bank debt, or would you consider tapping the unsecured market?

JoAnn Reed - Medco Health Solutions, Inc. - CFO, SVP

Right now we are really looking for a bank borrowing at this point in time. It may change in the future but that is really where we’re looking right now.

Gene Lampz - Goldman Sachs - Analyst

Okay, and this is the last question, when you went through the methodology of the financing you started with the cash and then said you would go to the AR facility and then bank borrowing, will it necessarily be in that order?

JoAnn Reed - Medco Health Solutions, Inc. - CFO, SVP

No, it is going to be a complete transaction at the same time, so it will be concurrent on the closing.

Gene Lampz - Goldman Sachs - Analyst

Okay, I guess my question is more will you try to finance the entire transaction with cash and the receivable securitization and if you needed to go to the bank you would, or are you planning to go to the bank either way?

JoAnn Reed - Medco Health Solutions, Inc. - CFO, SVP

We are planning on going to the bank either way.

Gene Lampz - Goldman Sachs - Analyst

Okay. Thank you.

Unidentified Company Representative

We will take one more question.

Operator

Meredith Stable with UBS.

Meredith Stable - UBS - Analyst

Just a follow-up on that last question. I joined the call late so I was wondering if you could give us your current cash on hand position. I didn’t know if you talked about that earlier.

JoAnn Reed - Medco Health Solutions, Inc. - CFO, SVP

I didn’t, but the last available number was as of the end of the year, which was $1.1 billion.

Meredith Stable - UBS - Analyst

1.1 billion. And how large is the AR facility?

JoAnn Reed - Medco Health Solutions, Inc. - CFO, SVP

We can borrow up to $500 million under that.

Meredith Stable - UBS - Analyst

Okay, great. Thank you.

Dave Snow - Medco Inc. - Chairman, President, CEO

Well, thank you very much for your time and attention. We hope that we answered your questions, and clearly we will look forward to supplying you more information around this transaction in the future. Thank you.

Operator

Thank you for participating in today’s conference call. You may disconnect at this time.

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FINAL TRANSCRIPT

MHS - Medco Announces Agreement to Acquire Specialty Pharmacy Services Leader Accredo Health

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Additional Information and Where to Find It

In connection with the proposed transaction, Medco intends to file a registration statement, including a proxy statement of Accredo Health, Incorporated and other materials with the Securities and Exchange Commission (SEC). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about Medco and Accredo, at the SEC’s Internet site (http://www.sec.gov). These documents also may be accessed and downloaded for free from Medco’s Investor Relations Web site, www.medco.com, or obtained for free by directing a request to Medco Health Solutions, Inc. Investor Relations Department, 100 Parsons Pond Drive, F1-6, Franklin Lakes, NJ, 07417. Copies of Accredo’s filings may be accessed and downloaded for free at Accredo’s Investor Relations Web site, www.accredohealth.net, or obtained for free by directing a request to Accredo Health, Incorporated Investor Relations, 1640 Century Center Parkway, Memphis, TN, 38134. I

Medco, Accredo and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Accredo stockholders in respect of the proposed transaction. Information regarding Medco’s directors and executive officers is available in Medco’s proxy statement for its 2004 annual meeting of stockholders, dated March 19, 2004, and information regarding Accredo’s directors and executive officers is available in Accredo’s proxy statement, dated Oct. 19, 2004, for its 2004 annual meeting of stockholders. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.